SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



                           FORM U-57


         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



               Filed under section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended



               Entergy Power UK Holdings Limited
               __________________________________
               (Name of foreign utility company)



                   Entergy Enterprises, Inc.
               __________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



       The Commission is requested to mail copies of all communications relating to this Notification to:


Frederick F. Nugent, Esq.          Thomas C. Havens, Esq.
General Counsel                    Mayer, Brown & Platt
Entergy Enterprises, Inc.          1675 Broadway
Three Financial Centre             New York, New York 10019-5820
900 S. Shackleford Road
Suite 210
Little Rock, Arkansas  72211

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     Entergy Enterprises, Inc., a wholly-owned subsidiary of
Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), acting on behalf of Entergy Power UK Holdings Limited ("Entergy UK Holdings"), hereby notifies the Securities and Exchange Commission (the "Commission") that Entergy UK Holdings is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.


Item 1.   Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

               Entergy Power UK Holdings Limited
               c/o Entergy Power Group
               Level 14
               2 George Yard
               Lombard Street
               London EC3V 9DH
               England


     Entergy UK Holdings is an indirect, wholly-owned subsidiary of Entergy formed to acquire and hold Entergy's investment in London Electricity plc ("London Electricity"). London Electricity is a "regional electric company" principally engaged in the business of generating, purchasing and selling electricity to approximately 2 million retail customers in a service territory covering the greater metropolitan area of London, England. The principal assets of London Electricity consist of electric distribution facilities. London Electricity also owns less than 1% of the capital shares of National Grid Holdings plc ("National Grid") which, through a subsidiary, owns and manages the national electric transmission system in England and Wales. London Electricity purchases substantially all of its electricity requirements from National Grid which, in turn, purchases
electricity from a variety of sources.   In addition, London
Electricity has the following direct or indirect ownership interests in electric generating facilities: a 13.5% ownership interest in Barking Power Ltd., which owns a 1,000 MW gas-fired power plant located in East London, England; and a 50% ownership interest in Thames Valley Power Ltd., which owns a 14 MW gas-fired turbine located at Heathrow Airport.

     Aside from Entergy, there are no other persons who own a 5% or more voting interest in Entergy UK Holdings.


Item 2.   Domestic Associate Public-Utility Companies of Entergy
          UK Holdings and their Relationship to Entergy UK
          Holdings.

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic public utility associate companies of Entergy UK Holdings: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with Entergy UK Holdings.


EXHIBIT A.     State Certification.

     Not applicable.


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                           SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                   ENTERGY ENTERPRISES, INC.




                                   By:   /s/ Frederick F. Nugent
                                             Frederick F. Nugent
                                             Assistant Secretary
Dated:    February 21, 1997